UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Track Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81373R109

(CUSIP Number)

LARS WINDHORST

SAPINDA ASIA LIMITED

37th Floor Two IFC

8 Finance Street, Central Hong Kong

+852 2877 3700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81373R2095

1	NAME OF REPORTING PERSON SAPINDA ASIA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,072,018
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,072,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,172,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON OO

2

CUSIP NO. 81373R2095

1	NAME OF REPORTING PERSON LARS WINDHORST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,196
	8	SHARED VOTING POWER 5,072,018
	9	SOLE DISPOSITIVE POWER 100,196
	10	SHARED DISPOSITIVE POWER 5,072,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,172,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON IN

3

 CUSIP NO. 81373R2095

The following constitutes Amendment No. 7 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following after the final paragraph thereof:

The revolving loan (due December 31, 2015) and unsecured note (due November 19, 2015) described above were each repaid in full on August 17, 2015.

As described in, and filed as exhibit 10.1 to, the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2015, on September 25, 2015, the Issuer entered into a loan agreement (the “Loan Agreement”) with Sapinda Asia to provide the Issuer with a $5.0 million line of credit that accrues interest at a rate of 3% per annum for undrawn funds and 8% per annum for borrowed funds. Pursuant to the terms and conditions of the Loan Agreement, available funds may be drawn down at the Issuer’s request at any time until the Loan Agreement matures on September 30, 2017 (the “Maturity Date”), when all borrowed funds, plus all accrued but unpaid interest will become due and payable. The Issuer, however, may elect to satisfy any outstanding obligations under the Loan Agreement prior to the Maturity Date without penalties or fees. To date, the Issuer has not drawn down any funds pursuant to the Loan Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2015

SAPINDA ASIA LIMITED

By:	/s/ Lars Windhorst
	Name:	Lars Windhorst
	Title:	Authorized Signatory

/s/ Lars Windhorst
LARS WINDHORST
4

CUSIP NO. 81373R2095

SCHEDULE A

Transactions in the Shares Since the Filing by the Reporting Persons of Amendment 6 to Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share	Date of Purchase / Sale

SAPINDA ASIA LIMITED

Shares of Common Stock Purchased/(Sold)	Price Per Share	Date of Purchase / Sale

LARS WINDHORST